Exhibit 12
AIRGAS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

Ratio of Earnings to Fixed Charges	2012	2013	2014	2015	2016
EARNINGS COMPUTATION:
Add:
Pretax income from continuing operations	$492,166	$543,417	$551,906	$584,122	$529,717
Fixed charges	103,227	105,651	112,005	105,066	106,636
	$595,393	$649,068	$663,911	$689,188	$636,353
Subtract:
Capitalized interest	(869)	(594)	(227)	(1,028)	(1,633)
Earnings for purposes of computation	$594,524	$648,474	$663,684	$688,160	$634,720
FIXED CHARGES COMPUTATION:
Interest (1)	$69,715	$70,670	$75,588	$65,219	$63,733
Estimate of the interest component of rent expense	33,512	34,981	36,417	39,848	42,903
Fixed charges for purposes of computation	$103,227	$105,651	$112,005	$105,067	$106,636
RATIO OF EARNINGS TO FIXED CHARGES	5.76X	6.14X	5.93X	6.55X	5.95X

(1) Includes interest expense, capitalized interest, amortization of capitalized financing costs and original issuance bond discounts, and discount on trade receivables securitization.